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SEC FILE NUMBER
000-24947

CUSIP NUMBER
90262T 30 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
UCBH Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

555 Montgomery Street

Address of Principal Executive Office (Street and Number)
San Francisco, CA 94111

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
UCBH Holdings, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009 (the “Form 10-Q”). The Company is unable, without unreasonable effort and expense, to timely file the Form 10-Q because the Company has not completed its financial statements for the quarterly period ended March 31, 2009. Specifically, the Company’s assessment of the adequacy of the allowance for loan losses and the evaluation of potential goodwill impairment have not been completed. The Company currently expects to file the Form 10-Q no later than the fifth calendar day following the prescribed due date.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Craig S. On	(415)	315-2800
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As announced in the Company’s April 23, 2009 Press Release, which was furnished as an exhibit to the Company’s Current Report on Form 8-K furnished on April 24, 2009, the Company initially reported at the time of the Press Release a net loss of $93.7 million, or $0.78 per diluted share, compared to net income of $2.2 million, or $0.02 per diluted share, for the three months ended March 31, 2008. The net loss for the three months ended March 31, 2009 was primarily attributable to a $178.5 million loan loss provision. While the Company does not anticipate changes to its reported nonperforming asset levels, it is possible that the Company will make additional general reserve provisions to its allowance for loan losses at March 31, 2009. Any additional provisioning will further increase the Company’s net loss for the quarter ended March 31, 2009. A reasonable estimate of any such additional general reserve provisioning cannot be made until the ongoing assessment described above is finalized.

UCBH Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2009	By:	/s/ Craig S. On

Craig S. On
Executive Vice President and Chief Financial Officer

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